Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

May 21, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director, Division of Corporation Finance

Re:	TCP International Holdings Ltd.

Draft Registration Statement on Form S-1

Originally Submitted for Confidential Review on April 9, 2014

File No. 377-00561

Dear Mr. Spirgel:

TCP International Holdings Ltd. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) on the date hereof its registration statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects changes from the draft registration statement (the “Draft Registration Statement”) originally submitted to the Commission on a confidential basis on April 9, 2014 (File No. 377-00561). The Registration Statement revises the Draft Registration Statement to respond to comments (the “Comments”) received by the Company from the staff (the “Staff”) of the Commission’s Division of Corporation Finance in a letter, dated May 5, 2014 (the “Comment Letter”), as well as to update certain other matters, file certain exhibits to the Registration Statement and include financial statements and related disclosure for the first quarter of 2014. Set forth below are the Company’s responses to the Comments. For your convenience, we have repeated herein each of the Comments in bold face type and provided below each Comment the Company’s response thereto. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter. Page references in the responses refer to pages of the marked copy of the Registration Statement.

General

1. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: The Company has included on the inside cover page of the prospectus included in the Registration Statement the artwork that it intends to include in the preliminary prospectus to be circulated to investors.

Prospectus Summary, page 1

2. We note your disclosure your “key customers” in the C&I channel. We also note your disclosure on page 73 indicating that the C&I channel is “highly fragmented” and none of your customers represent more than 10% of your total net sales. Therefore, please clarify here why you consider the identified C&I customers “key customers.” Provide the same for your retail channel customer Carrefour.

Response: In response to the Staff’s comment, the Company notes that the five C&I customers mentioned on pages one, three, 71, 76 and 81 are the key customers in the C&I channel because they are strategically important to its C&I sales growth. In the aggregate, these customers accounted for 19.4% of the Company’s total C&I sales and 7.5% of its consolidated net sales for the year ended December 31, 2013. These five customers are leading distributors in the United States and Canada, and the Company’s continued alliance with these customers is an important part of achieving its strategy to increase sales of its LED products in its C&I channel. The Company believes that its retail channel customer, Carrefour, is a key customer because its global presence, especially within Europe, aligns with the Company’s strategy to grow its international sales.

3. On page 2, you disclose net sales growth from 2011 to 2013. To provide balance, please also disclose your net income (loss) for the same periods.

Response: In response to the Staff’s comment, the disclosure on pages two, 46, and 71 has been revised to provide the Company’s net income (loss) from 2011 through 2013.

The reduction or elimination of investments in, or incentives, page 12

4. Please specify the “states or countries” referenced and include discussion of the policies in your regulations section.

Response: In response to the Staff’s comment, the Company has identified on page 14 the countries that have undertaken policy initiatives and other incentives to develop and adopt energy efficient lighting, and has described such policies and regulations on pages 89-90.

Business and Industry, page 63

Global Regulations Support Energy Efficient Lighting Adoption, page 67

5. Explain the broken line in the chart appearing on page 67.

Response: In response to the Staff’s comment, the Company has solidified the broken line on page 75, as there was no significance to the broken line in the context of the Draft Registration Statement.

Controlled Foreign Corporation Status, page 128

6. Please state whether you expect to be considered a Controlled Foreign Corporation in the current year.

Response: The Company expects to be considered a Controlled Foreign Corporation in the current year. In response to the Staff’s comment, the disclosure has been clarified on pages 35 and 134 to replace “for the taxable year that includes this offering” with “for the 2014 tax year.”

Financial Statements

Note 16 – Related Party Transactions, page F-24

7. Refer to the Consolidated Statements of Shareholders’ (Deficit) Equity on page F-5. Please expand the disclosure of related party transaction to include detail of the $46.7 million in forgiveness of shareholder loans and how that forgiveness relates to all of the other related party transactions disclosed.

Response: In response to the Staff’s comment, the chart on page F-24 setting forth the Company’s related party transactions has been revised to include the $46.7 million in forgiveness of shareholder loans. Additionally, the Company expanded its disclosure on page F-25 to include additional details on the forgiveness of the shareholder loans. The Company respectfully notes that there is no relationship between such loan forgiveness and any other related party transactions described in Note 16.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 735-2694, Joshua Kaufman at (212) 735-2609, the Company’s General Counsel, Laura Hauser, at (330) 995-1330, or the Company’s Chief Financial Officer, Brian Catlett, at (330) 954-7357.

Sincerely,

/s/ Phyllis G. Korff

Phyllis G. Korff

cc:	Ellis Yan, TCP International Holdings Ltd.

Brian Catlett, TCP International Holdings Ltd.

Laura Hauser, TCP International Holdings Ltd.

Philip Smith, KPMG LLP